UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02018815

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAR - 5 2002
501

SEC FILE NUMBER
8- 75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SHELBY CULLOM DAVIS & CO., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 FIFTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WARREN ROSANOFF (212) 207-3500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
M.R.WEISER & CO.LLP
(Name — *if individual, state last, first, middle name*)

3000 MARCUS AVENUE	LAKE SUCCESS	NEW YORK	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARREN ROSANOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELBY CULLOM DAVIS & CO., L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

Karen A. Dragilow
Notary Public, State of New York
No. 01DR6038437
Qualified in Kings County
Commission Expires March 13, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L. P.

Member
New York Stock Exchange

Telephone 212-207-3500
Facsimile 212-207-3542

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* *


RECEIVED
MAR 0 5 2002
352

609 Fifth Avenue
New York, N.Y. 10017

SHELBY CULLOM DAVIS & CO., L.P.
(A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 330,366
Receivable from brokers and dealers	276,015
Deposits with clearing organizations	107,776
Securities owned:	
Marketable, at market value	2,769,895,692
Not readily marketable, at estimated fair value	30,327,697
Interest and dividends receivable	330,718
New York Stock Exchange membership, at cost (market value $2,200,000)	417,515
Other assets	14,027,983
	$ 2,815,713,762

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Bank loans	$ 18,533,000
Securities loaned	697,626,865
Payable to brokers and dealers	1,287,162
Accrued expenses and other liabilities	8,308,822
	725,755,849
Partners' capital	2,089,957,913
	$ 2,815,713,762

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Shelby Cullom Davis & Co., L.P. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary transactions are cleared through other broker-dealers. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company loans securities to other registered broker-dealers.

Revenue Recognition:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Furniture and Equipment:

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets ranging from 5 - 7 years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:

Marketable securities are valued using quoted market prices. The resulting unrealized gains and losses are reflected in income.

Securities not readily marketable are valued using estimated fair value as determined by management. Management estimates the fair value by evaluating the underlying assets of the investee company.

Securities Loaned:

Securities loaned are recorded at the amount of cash collateral received. The Company receives cash collateral in an amount approximating the market value of securities loaned. The Company monitors the market value of securities loaned on a daily basis, with additional cash collateral obtained or refunded as necessary. Securities loaned consists of proprietary securities which were loaned to broker-dealers.

Income Taxes:

As a partnership, the Company itself is not liable for federal or state income taxes. Each partner is responsible to report separately their distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax. It is not currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will significantly affect the financial condition of the Company.

Cash Equivalents:

The Company considers all highly liquid debt instruments with maturities of less than three months when purchased to be cash equivalents.

Collateral:

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

2. ACCOUNTING CHANGES:

The Company adopted SFAS No. 140, Accounting for the Transfers and Servicing of Financial Assets and Extinguishments at Liabilities, a replacement of FASB Statement No. 125, as of April 1, 2001 for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral.

3. SECURITIES OWNED:

Securities owned consist of investment securities, at fair values, as follows:

Marketable:	
Equity securities	$2,404,114,609
Money market funds	365,781,083
	$2,769,895,692

Included in marketable securities owned are encumbered securities amounting to approximately $736,100,000 of which approximately $45,100,000 collateralize bank loans (see note 4).

Not readily marketable:	
Investment partnerships	$ 30,327,697

Securities not readily marketable consist of investment partnerships for which there is no market on a securities exchange.

4. BANK LOANS:

Bank loans consist of money borrowed from financial institutions, due on demand, with interest at variable rates (approximating 1.92% at December 31, 2001). The total amount outstanding, $18,533,000, is collateralized by Company-owned marketable securities, valued at approximately $45,100,000 at December 31, 2001.

The Company has committed credit lines currently totalling $95,000,000, which may be utilized through issuances of letters of credit or through direct borrowings.

5. INCOME TAX:

The Company provides for Unincorporated Business Tax (UBT) for income derived from business activities conducted in New York City. New York City allows an exemption for self-trading for UBT purposes. Accordingly, the net realized and unrealized investment gains will not result in any tax liability, current or deferred. This resulted in a tax benefit of approximately $66,500,000 including a refund of approximately $8,900,000 reflected in other assets.

At December 31, 2001 the Company has remaining unamortized goodwill amounting to approximately $19,300,000. The resulting tax asset approximates $772,000. The Company has taken a 100% valuation allowance against this deferred tax asset.

6. COMMITMENTS AND CONTINGENCIES:

The Company has entered into a noncancellable operating lease for office space in New York City. The lease commenced January 1, 1995, expires October 31, 2005, and is subject to escalation based upon increases in operating expenses and real estate taxes.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2001 are as follows:

Year Ending December 31,		
2002	$	294,153
2003		276,540
2004		276,540
2005		230,450
	$	1,077,683

The Company subleases a portion of its office space to a party affiliated with the Company. The lease expires on October 31, 2005.

Future minimum annual sublease income as of December 31, 2001 is as follows:

Year Ending December 31,		
2002	$	135,201
2003		135,201
2004		135,201
2005		112,667
	$	518,270

7. RETIREMENT PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company matches contributions equal to 100% of eligible employees pre-tax contributions up to 5% of compensation up to statutory limitations.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The company, at its discretion, may make profit sharing contributions which will be allocated among all eligible employees whether or not they make elected deferrals. The company has elected to contribute 3% of compensation up to statutory limits.

The Company has also established executive deferred compensation plans for certain individuals. Participants are immediately vested and will be paid the balance of their account at the individuals' election. The value of the plan assets at December 31, 2001 approximates $4,400,000 and is included in other assets and the liability to the participants is included in accrued expenses and other liabilities.

8. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission net capital rule 15c3-1 and has elected to compute its net capital under the alternative standard method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (rule 15c3-3). At December 31, 2001, the Company had net capital as defined of $1,677,097,853, which exceeded its minimum requirement by $1,676,847,853.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities loaned in compliance with internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of all customers.

The Company receives cash collateral approximating the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices. The Company seeks to control this risk by monitoring on a daily basis the sufficiency of cash collateral held and requesting additional cash collateral when necessary.

The Company, may at times, maintain significant security positions which are subject to fluctuations in market value. In order to control this risk, security positions are monitored on at least a daily basis.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of clearing brokers for the settlement of proprietary transactions. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned are already recorded at market value. Securities loaned are valued at contract price which approximates market value. The fair value of all other financial assets and liabilities (consisting primarily of receivable from and payable to brokers and dealers) is considered to approximate the recorded value due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. MANAGEMENT AND ADVISORY SERVICES:

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. The parties are compensated by an incentive structure which is based upon industry practice and agreements which are in place between the Company and the parties providing the service.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") (a limited partnership) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N.Y.
February 6, 2002